SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-82306

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees' Thrift Plan of Indianapolis Power & Light Company

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
1001 North 19th Street
Arlington, VA 22209

REQUIRED INFO

REQUIRED INFORMATION

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Deloitte & Touche to the incorporation by reference of these financial statements into the AES Corporation's Form S-8 Registration Statement relating to the Plan (Registration No. 333-82306) is set forth hereto as Exhibit 23. The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, pursuant to 18 U.S.C. ss. 1350, is attached hereto as Exhibit 99.

Employees' Thrift Plan
of Indianapolis Power &
Light Company

Financial Statemetns as of December 31, 2004 and
2003 and for the Year Ended December 31, 2004,
Supplemental Schedule as of and for the Year Ended
December 31, 2004

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED ACOCUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2004	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE:	8

Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year) as of December 31, 2004	9

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employees Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employees' Pension Committee of
Employees' Thrift Plan Indianapolis Power & Light Company

We have audited the accompanying statements of assets available for benefits of the Employees' Thrift Plan of Indianapolis Power & Light Company (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
June 29, 2005

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS                                              2004         2003
                                                ------------ ------------
INVESTMENTS--at fair value:
  The AES Corporation Common Stock             $36,048,450  $26,103,606
  Merrill Lynch Equity Index Trust--
      Common/Collective Trust                    5,100,249    5,061,663
  Merrill Lynch Retirement Preservation Trust--
      Common/Collective Trust                    7,450,289    6,165,445
  Aim Income Mutual Fund                           339,546      522,737
  Alliance Technology Mutual Fund                  822,749    1,130,463
  Ivy International Mutual Fund                    624,933      643,129
  Merrill Lynch Balanced Capital Fund            2,625,860    2,452,516
  Merrill Lynch U.S. Government Mortgage Fund   10,060,828   10,064,764
  Oppenheimer Main Street Income & Growth
     Mutual Fund                                 8,080,735    8,021,811
  Alger Midcap Growth Institutional Portfolio
     Mutual Fund                                   671,661      282,383
  Templeton Foreign Mutual Fund                  1,684,961      680,638
  Van Kampen Growth & Income Mutual Fund         1,919,554      813,480
  Lord Abbett Small Cap Value Mutual Fund          892,564      238,786
  JP Morgan Mid-Cap Value Mutual Fund              804,560      244,140
  Federated Total Return Bond Mutual Fund        1,305,905      549,830
  Seligman Henderson Global Technology
     Mutual Fund                                   682,092      148,880
  Phoenix Duff & Phelps Real Estate
     Securities Mutual Fund                        336,423      112,375
  Oppenheimer Real Asset Mutual Fund               346,230        8,942
  Franklin Mutual Financial Services
     Mutual Fund                                    80,938       32,931
  Oppenheimer Gold & Special Minerals
     Mutual Fund                                   162,223       44,404
  Delaware Investments Trend Mutual Fund           253,798       83,115
  Aim Global Health Care Mutual Fund                56,768       36,339
  Merrill Lynch Utility and Telecommunications
     Mutual Fund                                    85,741        6,510
  American Growth Fund of America Mutual Fund    1,565,498      653,311
  Participant loans                                998,120      601,673
                                               ------------ ------------
           Total investments                    83,000,675   64,703,871

CASH                                                   249       96,763

CONTRIBUTIONS RECEIVABLE                                 0      259,282

ACCRUED INTEREST AND DIVIDENDS                      93,691       89,161
                                               ------------ ------------
ASSETS AVAILABLE FOR BENEFITS                  $83,094,615  $65,149,077
                                               ============ ============

See notes to financial statements.

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

INCREASES:
  Employee contributions                                         $4,580,237
  Company contributions--net                                      2,266,574
  Interest and dividend income                                    1,257,108
  Net appreciation in fair value of investments                  13,181,297
                                                            ----------------
           Total                                                 21,285,216
                                                            ----------------
DECREASES:
  Withdrawals by participants or their beneficiaries              3,324,583
  Administrative fees                                                15,095

           Total                                                  3,339,678
                                                            ----------------
INCREASE IN ASSETS AVAILABLE FOR BENEFITS                        17,945,538

ASSETS AVAILABLE FOR BENEFITS--Beginning of year                 65,149,077
                                                            ----------------
ASSETS AVAILABLE FOR BENEFITS--End of year                      $83,094,615
                                                            ================

See notes to financial statements.

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The financial statements of the Employees' Thrift Plan of Indianapolis Power & Light Company (the "Plan") have been prepared on the accrual basis.

Plan Assets-Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of refunding employee contributions; or payment of vested employer contributions to employees withdrawing from the Plan, to employees obtaining an in-service (suspension) withdrawal, to retiring employees, to participants electing a loan from the Plan, and to beneficiaries of deceased employees; or to pay expenses of the Plan. Participants make requests for distributions directly with the recordkeeper, Merrill Lynch Trust Company of America ("Merrill Lynch"), except for hardship withdrawals and refunds of participant contributions, which require approval from the Payroll & Benefits department of the Indianapolis Power & Light Company ("IPL"). The Payroll & Benefits department of IPL conducts day-to-day activities of the Plan at the designation of the Employees' Pension & Benefit Committee (the "Pension Committee").

Merrill Lynch is the sole trustee and recordkeeper of the assets of the Plan.

Investments-Investments in securities are stated at fair value as determined by quoted market prices. Investment transactions are recorded as of the trade date. The cost of the securities sold is determined on a specific identification basis. Dividends are recorded on the ex-dividend date.

Participant Loans-Loans to participants are stated at cost which approximates fair value.

Use of Management Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of increases and decreases in assets during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

Administrative Fees-The Trustee assesses each participant $1.88 on a quarterly basis for the base service fee. Participants pay a commission of $0.08 per share for open market transactions in The AES Corporation ("AES") common stock. The commission is reflected in the price per share for each transaction. There are no other transaction-based fees for the investment funds.

Expenses for postage and handling for participant statements, confirmations and distributions are charged directly to participants. It is estimated that these expenses will be approximately $3.00 per participant per plan year.

Payment of Benefits-Upon severance of employment, a participant may elect to receive a lump sum payment for the full value of the participant's account, including vested employer contributions and related earnings. The participant also has the option of maintaining the account until reaching the age of 70 1/2 years. Benefits are recorded when paid.

2. DESCRIPTION OF THE PLAN

The Plan is administered by the Pension Committee which is a committee of not less than five persons appointed by the IPL Board of Directors. The Plan is a defined contribution plan, and certain employees become eligible to participate in the Plan immediately upon date of employment.

All employees vest at a rate of 20% per year and become fully vested in the Plan after five years of uninterrupted service. Termination of employment before the five-year requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer matching contributions. As of December 31, 2004, there is currently $22,641 in the forfeiture fund.

The Plan is valued on a daily "share" valuation.

Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee's base rate of compensation. Employees have the option of contributing anywhere from 1% to 50%, in increments of 1%, and direct their contributions into any of twenty-one options. Employees can make such contributions under a "Before Tax" or "After Tax" option. Employer contributions are made in an amount equal to current employee contributions up to a maximum of 4% and are invested in the same funds as the employee elects to have his/her contributions invested. Each participant's account is credited with the participant's contribution and IPL's matching contribution. Allocations of Plan earnings and losses are based on individual account balances relative to total account balances as of the valuation dates.

Participant fund transfers are subject to certain restrictions as outlined in the Summary Plan Description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

Participants may borrow up to the lesser of 50% of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The period of repayment of the loan can vary but generally will not exceed five years except for loans used to purchase or construct a principal residence. The loans are secured by the balance in the participant's account and bear interest at one percent over prime. Principal and interest are paid through payroll deductions.

The Plan is maintained with the intent of being a qualified trust under Section 401(a) of the Internal Revenue Code. Its related trust is exempt from Federal income taxes under Section 501(a) of the Code. The Plan obtained its latest determination letter on February 6, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is being operated in compliance with the applicable requirements of the Internal Revenue Code.

Although it has not expressed any intent to do so, IPL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employees Retirement Income Security Act of 1974. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Participants should refer to the Summary Plan Description for a more detailed description of the Plan.

3. RISKS AND UNCERTAINTIES

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, corporate stocks, registered investment companies, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's assets.

                                                          2004         2003

The AES Corporation common stock,
   2,637,048 and 2,765,212 shares, respectively       $36,048,450  $26,103,606

Oppenheimer Main Street Income & Growth Mutual
   Fund, 227,883 and 244,567 shares, respectively      $8,080,735   $8,021,811

Merrill Lynch U.S. Government Mortgage Fund,
   979,633 and 980,971 shares, respectively           $10,060,828  $10,064,764

Merrill Lynch Retirement Preservation Trust--
   Common/Collective Trust, 7,450,289
   and 6,165,445 shares, respectively                  $7,450,289   $6,165,445

Merrill Lynch Equity Index Trust--Common/Collective
   Tust 57,371 and 62,972 shares, respectively         $5,100,249   $5,061,663

During 2004, the Plan's investments (including both realized and unrealized gains and losses) appreciated in value by $13,181,297 as follows:

Mutual Funds                                        $1,471,926
Common/Collective Trust                                501,232
The AES Corporation Common Stock                    11,208,139
                                                ---------------
Net appreciation in fair value of investments      $13,181,297
                                                ===============

5. MERRILL LYNCH RETIREMENT PRESERVATION TRUST

One of the investment funds is the Merrill Lynch Retirement Preservation Trust, which is a trust for the collective investment of Qualified Plans. The majority of the fund assets consist of investment contracts which are included in the financial statements at contract value, (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contracts at December 31, 2004 and 2003 approximates market value. The average yield rate for 2004 was approximately 3.95%.

6. RELATED PARTY TRANSACTIONS

One of the Plan's investment options is AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of IPL, any investment transactions involving AES common stock qualify as party-in-interest transactions. Merrill Lynch is also the Investment Manager for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Equity Index Trust, the Merrill Lynch Balanced Capital Fund, the Merrill Lynch Utility and Telecommunications Mutual Fund and the Merrill Lynch U.S. Government Mortgage Fund and, therefore, these transactions also qualify as party-in-interest transactions.

******

11k Supplement

SUPPLEMENTAL SCHEDULE

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 35-0413620
PN: 003
DECEMBER 31, 2004

                                                             Fair
Shares                       Description                     Value

    51,446      Aim Income Mutual Fund                       $339,546
     1,987      Aim Global Health Care Mutual Fund             56,768
    14,432      Alliance Technology Mutual Fund               822,749
 2,637,048   *  The AES Corporation Common Stock           36,048,450
    26,741      Ivy International Mutual Fund                 624,933
 7,450,289   *  Merrill Lynch Retirement Preservation
                   Trust--Common/Collective Trust           7,450,289
    57,371   *  Merrill Lynch Equity Index Trust--
                   Common/Collective Trust                  5,100,249
   227,883      Oppenheimer Main Street Income
                   & Growth Mutual Fund                     8,080,735
   979,633   *  Merrill Lynch U.S. Govt. Mortgage Fund     10,060,828
    98,310   *  Merrill Lynch Balanced Capital Fund         2,625,860
   136,989      Templeton Foreign Mutual Fund               1,684,961
    95,075      Van Kampen Growth & Income Mutual Fund      1,919,554
    39,814      Alger Midcap Growth Institutional
                   Portfolio Mutual Fund                      671,661
    32,504      Lord Abbett Small Cap Value Mutual Fund       892,564
    36,488      JP Morgan Mid-Cap Value Mutual Fund           804,560
   120,471      Federated Total Return Bond Mutual Fund     1,305,905
    57,767      American Growth Fund of America
                   Mutual Fund                              1,565,498
    53,920      Seligman Henderson Global Technology
                   Mutual Fund                                682,092
    13,340      Phoenix Duff & Phelps Real Estate
                   Securities Mutual Fund                     336,423
    50,841      Oppenheimer Real Asset Mutual Fund            346,230
     3,954      Franklin Mutual Financial Services
                   Mutual Fund                                 80,938
     8,726      Oppenheimer Gold & Special Minerals
                   Mutual Fund                                162,223
    11,983      Delaware Investments Trend Mutual Fund        253,798
     7,998   *  Merrill Lynch Utility and Telecommunications
                    Mutual Fund                                85,741
             *  Participant Loans (with maturities ranging
                from 2006 to 2014 and interest rates
                ranging from 5.0% - 6.0%)                     998,120
                                                         -------------
                TOTAL INVESTMENTS                         $83,000,675
                                                         =============

* Party-in-interest transaction

SIGNATURES

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES' THRIFT PLAN OF INDIANAPOLIS POWER & LIGHT COMPANY

By the Plan Administrator:

EMPLOYEES' PENSION & BENEFITS COMMITTEE OF INDIANAPOLIS POWER & LIGHT COMPANY

By: /s/ Edward J. Kunz

Edward J. Kunz, Chairman of the Committee

DATE: June 29, 2005